Exhibit 99.2

Change of Non-executive Directors

London: Tuesday, August 2, 2016: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) today announces with effect from August 1, 2016, Dr Dan Eldar has been appointed as a Non-Executive Director of Chi-Med in place of Mr Salbaing who has tendered his resignation to spend more time on his existing responsibilities within the CK Hutchison Holdings Group.

Dr Eldar (formerly Perlmutter), aged 63, has more than 35 years of experience as a senior executive, leading global operations in telecommunications, water, biotech and healthcare. He is an executive director of Hutchison Water Israel Ltd which focuses on large scale projects including desalination, wastewater treatment and water reuse. He is also an independent non-executive director of Leumi Card, a subsidiary of Bank Leumi Le-Israel B.M., one of Israel’s leading credit card companies. Further, he is also a director of Aqua Blue Water Management Services Ltd, Hutchison Biofilm Medical Solutions Holdings Limited, Hutchison Biofilm Medical Solutions Inc., Hutchison Biofilm Medical Solutions Limited, Hutchison Biofilm Solutions Limited, Hutchison Water General Partner Ltd, Hutchison Water Israel E.P.C. Ltd, TACount Exact Ltd and Yissumim Advanced Management Application Ltd. Dr Eldar was previously a director of WeFindTech Ltd. and Gryphonel Ltd within the past five years.

Dr Eldar holds a Doctor of Philosophy degree in Government from Harvard University, Master of Arts degree in Government from Harvard University, Master of Arts degree in Political Science and Public Administration from Hebrew University of Jerusalem and a Bachelor of Arts degree in Political Science from Hebrew University of Jerusalem.

He does not have any shareholdings in Chi-Med. Save for the information disclosed above, there is no other information in relation to Dr Eldar required to be disclosed pursuant to Rule 17 and Schedule 2(g) of the AIM Rules for Companies.

Mr Christian Hogg, Chief Executive Officer of Chi-Med said “We thank Mr Salbaing for his invaluable contributions during his tenure and welcome Dr Eldar to the Board whose experience in the global high tech and biotech industries will be important to Chi-Med.”

NOTES TO EDITORS

About Chi-Med

Chi-Med is an innovative China-based biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products. Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market. Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001).  For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Chi-Med’s current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, the risk that current or future appointees to Chi-Med’s board of directors are not effective in their respective positions, the difficulty in locating and recruiting suitable candidates for its board of directors and the management difficulties which may arise from changes in Chi-Med’s board of directors. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM. Chi-Med undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Christian Hogg, CEO	+852 2121 8200

International Media Enquiries
Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile)	anthony.carlisle@cdrconsultancy.co.uk

U.S. Based Media Enquiries
Brad Miles, BMC Communications	+1 (917) 570 7340 (Mobile)	bmiles@bmccommunications.com

Susan Duffy, BMC Communications	+1 (917) 499 8887 (Mobile)	sduffy@bmccommunications.com

Investor Relations
Brian Korb, The Trout Group	+1 (917) 653 5122 (Mobile)	bkorb@troutgroup.com

David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile)	david.dible@citigatedr.co.uk

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500